UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 August 1, 2006

                                  ------------

                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

[GRAPHIC OMITTED]


FOR DETAILS, CONTACT                                       FOR IMMEDIATE RELEASE

OLA BOSTERUD                                                       July 27, 2006
Phone +47 6752 6400
Mobile: +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone: +47 6752 6400
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Green
Phone: +1 281 509 8000


                   PGS Unaudited Second Quarter 2006 Results

                        STRONG MARKET MOMENTUM CONTINUES

    JULY 27, 2006: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today its unaudited second quarter 2006 results under U.S. GAAP.

     |X| PETROJARL DEMERGER AND OFFERING COMPLETED AND PGS IS ONCE MORE A DEDICATED GEOPHYSICAL COMPANY: The demerger and offering of Petrojarl (PGS's former Production segment) was successfully completed June 29. Following the separation PGS is once more a dedicated geophysical company. All financial information relating to the Production segment is reported separately as discontinued operations

     |X| EARNINGS MOMENTUM MAINTAINED: Operating profit of $89.8 million, up $45.2 million compared to Q2 2005

     |X| CONTINUED STRONG MARINE PERFORMANCE: Strong operating profit despite lower vessel efficiency in April/May and increasing deployment of vessels for multi-client acquisition

     |X| ONSHORE DELIVERS HEALTHY RESULTS: Operating profit of $7.3 million, up $13.6 million compared to Q2 2005 as a result of improved contract earnings and strong multi-client late sales

     |X| SIGNIFICANT DEBT REDUCTION ACHIEVED: Debt repayment of $309 million in Q2 2006 with further repayment of $120 million in July 2006



--------------------------------------------------------------------------------

Petroleum Geo-Services ASA     Phone:  +47 6752 6400        Petroleum Geo-Services Inc         Phone:+1 281-509-8000
Strandveien 4                  Fax:    +47 6752 6464        15150 Memorial Drive               Fax:  +1 281-509-8500
P.O. Box 89                                                 Houston, TX 77079, USA
N-1325 Lysaker, Norway


At the time of this earnings release the Company has identified and is still researching an uncertainty relating to the application of U.S. GAAP relating to fresh start reporting for deferred tax assets in connection with intra-group transfers of assets in preparation for the Petrojarl demerger. The Company has based its financial reporting on a position, which the Company believes is consistent with the economic realities. If, when the uncertainty is finally resolved, the Company were to change its financial reporting position, the Company believes that the most likely result would be to reduce the book value of the Company's multi-client library by approximately $60 million, with a corresponding reduction of shareholders' equity (reference is made to separate description in the paragraph "Income Tax Expense"), with no effect on taxes payable.

KEY FIGURES (1)

-------------------------------------------------- ------------------------- -------------------------- ----------------
                                                        Quarter ended            Six months ended         Year ended
                                                           June 30,                  June 30,            December 31,
                                                   ------------------------- -------------------------- ----------------
                                                      2006         2005         2006          2005           2005
(In millions of dollars except per share data)      Unaudited    Unaudited    Unaudited    Unaudited       Unaudited
------------------------------------------------------------------------------------------------------------------------
Revenues (excludes discontinued operations             $ 310.4      $ 222.9      $ 621.4       $ 412.6          $ 888.0
------------------------------------------------------------------------------------------------------------------------
Operating profit/EBIT (excludes discontinued
operations)                                               89.8         44.6        197.3          68.5            130.2
------------------------------------------------------------------------------------------------------------------------
Income before income tax expense and minority
interest (excludes discontinued operations)               75.7         20.1        166.3          23.2           (68.6)
------------------------------------------------------------------------------------------------------------------------
Net income (includes discontinued operations)             42.0         23.7        112.3         179.2            112.6
------------------------------------------------------------------------------------------------------------------------
Earnings per share ($ per share) (includes
discontinued operations)                                  0.70         0.40         1.87          2.99             1.88
------------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA (as defined) (excludes
discontinued operations)                                 143.0         83.2        279.7         141.5            324.4
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                115.8         23.2        188.4          96.8            279.1
------------------------------------------------------------------------------------------------------------------------
Cash investment in multi-client                           21.3         21.0         31.3          30.8             55.7
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                      37.8         21.9         57.3          37.0             90.4
------------------------------------------------------------------------------------------------------------------------
Total assets (period end)                              1,200.7      1,716.4      1,200.7       1,716.4          1,717.6
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents (period end)                   140.5        107.6        140.5         107.6            121.5
------------------------------------------------------------------------------------------------------------------------
Net interest bearing debt (period end)                 $ 488.5      $ 820.0      $ 488.5       $ 820.0          $ 828.7
-------------------------------------------------- ------------ ------------ ------------ ------------- ----------------


(1) Following the completion of the de-merger and public offering of Petrojarl on June 29, 2006, the Key figures reflects, for all periods presented, a presentation of the operations of the Production segment and the gain from sale of Petrojarl shares, as discontinued operations.

     Svein Rennemo, PGS Chief Executive Officer, commented:

     "Following the successful demerger and listing of our Production business as Petrojarl, PGS is once more a focused and dedicated geophysical services company. We have the financial strength, the competence and technologies to develop and grow our business substantially in the years ahead.

     In the second Quarter we saw a further strengthening in pricing and contractual terms for our Marine contract business and strong late sales both for our Marine and Onshore businesses. The EBIT margin on marine contract acquisition doubled from the second quarter last year, but saw a decline from the preceding quarter as temporarily lower vessel efficiency in April/May, following the very strong first quarter performance, impacted margins. For the full year we expect Marine contract EBIT margins around 40 percent, as previously guided.

--------------------------------------------------------------------------------

The continued trend of improved demand and prices for seismic services confirm and strengthen our expectations of strong earnings through 2007. Bidding and awards activity for the 2007 North Sea season has already started. Based on this activity so far, we expect North Sea prices and margins in 2007 to exceed 2006. Moving forward, managing cost inflation, now widespread in the oil industry, through continued strong focus on efficiency and productivity in all parts of the business remains a top priority."

Q2 HIGHLIGHTS

     PGS GROUP

       |X| Revenues of $310.4 million, up $87.5 million (39%) from Q2 2005, driven by a sharp increase in contract revenues both Marine and Onshore

       |X|    Operating profit of $89.8 million, up $45.2 million (101%) from Q2
              2005

       |X| Income before income tax expense and minority interest of $75.7 million compared to $20.1 million in Q2 2005

       |X|    Net income of $42.0 million, compared to $23.7 million in Q2 2005

       |X| Cash flow from operations of $115.8 million, up $92.6 million from Q2 2005. In Q2 2006 the temporary increase in working capital, caused primarily by increased receivables on certain large projects, did not reverse as expected since project billing milestones were reached too late to benefit this quarter

       |X| Net interest bearing debt of $489 million at June 30, 2006, down $320 million in Q2, primarily driven by the $270 million net effect of the demerger of Petrojarl. Proceeds from sale of 10% of the outstanding shares in Petrojarl, $47.3 million, were received subsequent to quarter end

     MARINE

       |X|    Total revenues of $248.7 million, up $58.2 million (31%) from Q2
              2005

       |X| Contract acquisition revenues of $147.7 million, up $53.5 million (57%) from Q2 2005

       |X| Operating margin for marine contract seismic around 35%, approximately doubled from Q2 2005. Main reason for the reduction from the Q1 2006 level is lower acquisition productivity on some projects

       |X| Multi-client revenues of $90.5 million, up $5.5 million (7%) from Q2 2005

       |X| Operating profit of $87.1 million, up $28.9 million (50%) from Q2 2005

       |X| Order backlog at June 30, 2006 of $405 million compared to $180 million at June 30, 2005 and $396 million at March 31, 2006

     ONSHORE

       |X|    Revenues of $62.2 million, up $33.8 million (119%) from Q2 2005

       |X| Operating profit of $7.3 million compared to a loss of $6.3 million in Q2 2005

       |X| Performance improvement driven by strong contract and multi-client performance in North America and on three acquisition crews in North Africa which more than offset low productivity in Nigeria

       |X| Order backlog at June 30, 2006 of $140 million compared to $93 million at June 30, 2005 and $155 million at March 31, 2006

OUTLOOK 2006

     MARINE

       |X|    Full year streamer contract EBIT margins are expected to be around
              40%

       |X| The Company plans to use more of its capacity to acquire multi-client data in the second half of 2006, causing contract revenues to decrease and multi-client pre-funding revenues to increase compared to the first half. The current vessel schedule would result in approximately 21% of full year active streamer time in multi-client acquisition and approximately 79% in contract

--------------------------------------------------------------------------------
                                                                          Page 3

       |X| Multi-client late sales expected to be somewhat lower than 2005 as a result of low level of investment over recent years. Forecasting multi-client late sales for individual periods involves a high degree of uncertainty as a result of the nature of the business

       |X| Cash investments in multi-client library expected to approximately double from an investment of $46 million in 2005, with pre-funding levels significantly higher than 2005

       |X| Planned capital expenditures of approximately $150-160 million, primarily related to streamer expansion and replacement program and the project to build a new and enhanced Ramform vessel for delivery early 2008

     ONSHORE

       |X| Revenues and operating profit expected to be significantly above 2005 levels

       |X| Cash investments in multi-client library expected to more than double from an investment of $8 million in 2005

       |X|    Planned capital expenditures of approximately $10-15 million


DEMERGER AND IPO OF PETROJARL

     The demerger and IPO of Petrojarl (formerly the Production segment) was successfully completed on June 29, 2006. In the transaction, PGS shareholders received a distribution of approximately 80% of the shares in Petrojarl ASA while in total approximately 20% of the shares were offered in a public offering.

     The offering of Petrojarl shares was divided into a firm sale from the Company of 7,499,995 shares (10%) and an over-allotment of 7,499,995 shares (10%), with the latter shares being lent from the Company to the managers of the offering to cover the over-allotment. These additional shares were also made subject to an over-allotment option ("greenshoe") granted by the Company to the managers as part of the establishing of a stabilization mechanism for the offering, such option giving the managers the right to acquire such shares from the Company at the offer price. Thus, in total 14,999,990 (20%) of the outstanding shares in Petrojarl were allocated to subscribers June 29, 2006, at a price of NOK 43 per share.

     As a part of the stabilization mechanism, the managers may purchase shares of Petrojarl in the market for a period of up to 30 days after the IPO. If stabilization purchases (to the extent they exceed any sales in the stabilization period) have been made, this will lead the managers to exercise less of the over-allotment option, and consequently, the Company may after the IPO continue as a shareholder in Petrojarl with a shareholding of up to 10% of outstanding Petrojarl shares. Due to the characteristics of the transaction, under U.S. GAAP, the transaction has been accounted for as a sale of 10% of outstanding Petrojarl shares in Q2, with all costs relating to the sale charged to expense in Q2, while the gain on any additional shares sold under the over-allotment option described above will be recognized in Q3. The Company has been informed that, as of July 26, 2006, a net of approximately 6,500,000 shares have been bought by the managers.

     Following the separation, PGS is once more a dedicated geophysical company and all historical financial information relating to the Production segment, including the effects of the sale of shares, is reported as discontinued operations.

     In Q2, $3.4 million is reported as income from discontinued operations relating to Petrojarl. The amount includes $0.5 million of pretax income of Petrojarl, a $9.7 million gain from the sale of 10% of the outstanding shares in Petrojarl (net of the full $7.4 of offering costs) and $6.9 million in demerger costs. All fees and costs incurred in Q2 directly relating to the demerger and IPO are included in the above numbers.

--------------------------------------------------------------------------------
                                                                          Page 4

                               Petroleum Geo-Services ASA and Subsidiaries (1)
                                    Consolidated Statements of Operations

                                                                      Quarter ended                Six months ended       Year ended
                                                                         June 30,                      June 30,         December 31,
                                                                -----------------------     --------------------------    ----------
                                                                     2006          2005            2006           2005          2005
                                                                Unaudited     Unaudited       Unaudited      Unaudited     Unaudited
-------------------------------------------------------------  ----------   -----------     -----------     ----------    ----------
                                                                                    (In thousands of dollars)
Revenues                                                        $ 310,420     $ 222,919       $ 621,403      $ 412,565     $ 888,021
-------------------------------------------------------------  ----------    ----------     -----------     ----------    ----------
Cost of sales (2)                                                 148,305       122,225         305,337        237,278       498,300
Research and development costs                                      4,502         2,212           7,822          4,730         9,918
Selling, general and administrative costs (2)                      14,654        15,319          28,542         29,054        55,394
-------------------------------------------------------------  ----------   -----------     -----------    -----------    ----------
   Operating expenses before depreciation, amortization,
     impairment of long-lived assets, loss on sale of
     subsidiary and other operating (income) expense, net         167,461       139,756         341,701        271,062       563,612
Depreciation and amortization                                      53,148        40,800          82,435         81,610       208,581
Impairment of long-lived assets                                         -             -               -              -         4,575
Loss on sale of subsidiary                                              -             -               -              -         1,520
Other operating (income) expense, net                                   -       (2,226)               -        (8,610)      (20,502)
-------------------------------------------------------------  ----------   -----------     -----------    -----------    ----------
   Operating profit                                                89,811        44,589         197,267         68,503       130,235
Income (loss) from associated companies                                 -          (15)               6           (15)            33
Interest expense                                                 (17,879)      (23,486)        (36,169)       (49,841)      (95,840)
Debt redemption and refinancing costs                                   -       (3,500)               -        (3,500)     (107,315)
Other financial items, net                                          3,817         2,502           5,192          8,035         4,253
-------------------------------------------------------------  ----------   -----------     -----------    -----------    ----------
   Income before income tax expense and                            75,749        20,090         166,296         23,182      (68,634)
     minority interest
Income tax expense                                                 35,358         8,193          64,061         22,512        24,398
Minority interest                                                   1,723         1,796           1,780          2,112         4,038
-------------------------------------------------------------  ----------   -----------     -----------    -----------    ----------
   Income from continuing operations                               38,668        10,101         100,455        (1,442)      (97,070)
Income from discontinued operations, net of tax                     3,353        13,645          11,877        180,607       209,648
-------------------------------------------------------------  ----------   -----------     -----------    -----------    ----------
   NET INCOME                                                    $ 42,021      $ 23,746       $ 112,332      $ 179,165     $ 112,578
-------------------------------------------------------------  ----------    ----------     -----------     ----------    ----------
Basic and diluted net income per share                             $ 0.70        $ 0.40          $ 1.87         $ 2.99        $ 1.88
-------------------------------------------------------------  ----------    ----------     -----------     ----------    ----------
Weighted average basic and diluted shares outstanding          60,000,000    60,000,000      60,000,000     60,000,000    60,000,000
-------------------------------------------------------------  ----------    ----------     -----------     ----------    ----------

REVENUES BY QUARTER 2005 & 2006

(GRAPHIC OMITTED)


ADJUSTED EBITDA (3) BY QUARTER
        2005 & 2006

(GRAPHIC OMITTED)


(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED. THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE AUDITED. THE FULL YEAR NUMBERS INCLUDED IN THIS REPORT CONTAIN RECLASSIFICATONS, TO SHOW PRODUCTION AND PERTRA AS DISCONTINUED OPERATIONS, WHICH ARE NOT AUDITED.

(2) EXCLUDING DEPRECIATION AND AMORTIZATION, WHICH IS SHOWN SEPARATELY.

(3) ADJUSTED EBITDA, WHEN USED BY THE COMPANY, MEANS INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTEREST LESS, OTHER FINANCIAL ITEMS, DEBT REDEMPTION AND REFINANCING COSTS, INTEREST EXPENSE, INCOME (LOSS) FROM ASSOCIATED COMPANIES, OTHER OPERATING (INCOME) EXPENSE, LOSS ON SALE OF SUBSIDIARY, IMPAIRMENT OF LONG-LIVED ASSETS AND DEPRECIATION AND AMORTIZATION. SEE SUPPORT TABLES FOR A MORE DETAILED DISCUSSION OF AND RECONCILIATION OF ADJUSTED EBITDA TO INCOME BEFORE INCOME FROM DISCONTINUED OPERATIONS, MINORITY INTEREST AND INCOME TAX EXPENSE. ADJUSTED EBITDA MAY NOT BE COMPARABLE TO OTHER SIMILARY TITLED MEASURES FROM OTHER COMPANIES. PGS HAS INCLUDED ADJUSTED EBITDA AS A SUPPLEMENTAL DISCLOSURE BECAUSE MANAGEMENT BELIEVES THAT IT PROVIDES USEFUL INFORMATION REGARDING PGS' ABILITY TO SERVICE DEBT AND TO FUND CAPITAL EXPENDITURES AND PROVIDES INVESTORS WITH A HELPFUL MEASURE FOR COMPARING ITS OPERATING PERFORMANCE WITH THAT OF OTHER COMPANIES. ADJUSTED EBITDA IS CONSIDERED A NON U.S. GAAP MEASURE.


--------------------------------------------------------------------------------

OPERATIONS

     Following the demerger and IPO of the Production segment (Petrojarl), the Company manages its business in two segments:

     |X| Marine, which consists of streamer seismic data acquisition, marine multi-client library, data processing and reservoir consulting; and

     |X| Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library

     All transactions relating to the Production segment as well as the Company's oil and gas subsidiary, Pertra, which was sold March 1, 2005, are presented as discontinued operations in the financial statements for all periods presented.

     Consolidated revenues in Q2 2006 were $310.4 million, an increase of $87.5 million, or 39%, from $222.9 million in Q2 2005. The increase of consolidated revenues is primarily attributable to increased contract acquisition revenues both in Marine and Onshore.

     Consolidated operating profit showed strong improvement rising to $89.8 million for Q2 2006 compared to $44.6 million in Q2 2005.

     MARINE. Total revenues increased by $58.2 million, or 31%, from $190.5 million in Q2 2005 to $248.7 million in Q2 2006.

     Contract revenues increased by $53.5 million, or 57%, from $94.2 million in Q2 2005 to $147.7 million in Q2 2006, as a result of improved pricing and better contractual terms. The EBIT margin on marine contract acquisition was about 35%, which is approximately a doubling from the Q2 2005 margin, but lower than Q1 2006, mainly since certain operational factors negatively affected productivity in Q2, compared to the very strong fleet efficiency in Q1 as previously disclosed. Approximately 78% of total 3D streamer capacity (measured by streamer months) was used for contract work in Q2 2006 compared to 77% in Q2 2005 (and 87% in Q1 2006). Vessel steaming, which due to the global nature of the Company's operations is normally higher in Q2 and Q4, represented 12% of capacity in Q2 2006 compared to 11% in Q2 2005 (and 8% in Q1 2006).

     Driven by strong sales in Gulf of Mexico, offshore Brazil and West Africa, multi-client late sales almost reached the very high levels realized in Q2 2005. Sales decreased by $6.7 million, or 9% from $73.3 million in Q2 2005 to $66.6 million in Q2 2006.

     Multi-client pre-funding revenues increased by $12.1 million, or 103%, from $11.8 million in Q2 2005 to $23.9 million in Q2 2006. Capitalized cash investments in multi-client library were $13.2 million in Q2 2006 compared to $17.5 million in Q2 2005. In Q2 2006, 9% of 3D streamer capacity was used for multi-client acquisition, compared to 8% in Q2 2005. Pre-funding revenues were 181% of multi-client cash investments in Q2 2006 compared to 67% in Q2 2005. Multi-client data was acquired primarily in the North Sea and the high level of pre-funding revenues relates in part to generally high pre-funding levels in this region but also to realizing additional pre-funding on surveys started before Q2, since all sales prior to completion of a processed survey are classified as pre-funding and recognized based on progress.

     The Company recognizes the significant opportunities in the strengthening multi-client market in key geographical areas and plans to increase its multi-client acquisition significantly in the second half of 2006 compared to the first half, at pre-funding levels which are expected to be significantly higher than in 2005.

     Marine reported an operating profit of $87.1 million in Q2 2006 compared to $58.2 million in Q2 2005. The improvement was driven by a significant improvement in contract performance and strong pre-funding of multi-client surveys, partly offset by reduced multi-client late sales and higher multi-client amortization rates (see separate paragraph discussing depreciation and amortization).

--------------------------------------------------------------------------------
                                                                          Page 6

     Operating expenses (before depreciation and amortization) increased by $17.9 million compared to Q2 2005. Activity level has generally increased. In addition, since Q2 2005, there has been a general cost level increase for fuel, personnel and project related cost. As a consequence of a strong market the industry is facing a general cost inflation on personnel and project specific cost such as support- and shooting vessels.

     ONSHORE. Total revenues increased by $33.8 million, from $28.4 million in Q2 2005 to $62.2 million in Q2 2006. Contract revenues increased by $26.7 million to $50.1 million in Q2 2006 resulting from increased activity in both North America and the Eastern Hemisphere (Nigeria and Libya). Multi-client revenues (including pre-funding) increased $7.2 million to $12.2 million in Q2 2006, primarily as a result of strong interest in the US (lower 48's) data library. Investments in multi-client library totaled $8.1 million in Q2 2006 compared to $3.2 million in Q2 2005.

     Onshore recorded an operating profit of $7.3 million in Q2 2006, up $13.6 million compared to a $6.3 million loss in Q2 2005. The improvement is primarily driven by improved contract performance relating to projects in North America and in Libya, which more than offset weak performance on the ongoing transition zone project in Nigeria.

     The project in Nigeria has developed worse than expected and is negatively affected by low productivity and significant delays due to equipment repair, difficult weather conditions, and security issues. In June, two Onshore crew members were kidnapped and held hostage for four days. The situation was resolved and the two persons were released and returned to their families in good health.

DEPRECIATION AND AMORTIZATION

     Gross depreciation (before capitalization to multi-client library) was $19.8 million in Q2 2006 compared to $18.5 million in Q2 2005. The increase primarily relates to increased levels of investment in seismic equipment.

     Amortization of multi-client library totaled $35.0 million (34% of multi-client revenues) in Q2 2006 compared to $24.1 million (27% of multi-client revenue) in Q2 2005. The increase in amortization relates generally to increased pre-funding revenues, which carry an amortization rate of at least 60%. Late sales relating to surveys which were already fully amortized were $57 million in Q2 2006 compared to $55 million in Q2 2005. Amortization as a percentage of revenues is expected to increase in future quarters since the Company plans to increase multi-client investments and pre-funding revenues will carry a higher amortization rate.

     The Company amortizes its multi-client library primarily based on the ratio between the cost of surveys and the total forecasted sales for such surveys. In applying this method, surveys are categorized into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category.

     The Company also applies minimum amortization criteria for the library projects based generally on a five-year life, but with individual shorter profiles established for existing surveys when the Company adopted fresh-start reporting in 2003. The Company calculates and records minimum amortization individually for each multi-client survey or pool of surveys at year-end. At June 30, 2006 the Company estimates that such minimum amortization for 2006 will be approximately $5 million.

--------------------------------------------------------------------------------
                                                                          Page 7

     Furthermore, the Company records as amortization expense write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. In Q4, the Company performs its annual full sales forecasting process covering all its multi-client surveys. Since multi-client library projects generally are assessed for impairment on a project-by-project basis (rather than a portfolio) and due to the inherent uncertainty in forecasting future multi-client sales, impairment of individual surveys will frequently occur.

     In the first half of 2006 the net book value of the Company's multi-client library and other intangible assets were reduced by $22.5 million as a result of realization of deferred tax assets, which had been offset by full valuation allowance when the Company's adopted fresh-start reporting November 1, 2003 (see description in the paragraph "Income Tax Expense" below).

INTEREST EXPENSE

       Interest expense in Q2 2006 was $17.9 million compared to $23.5 million in Q2 2005, a reduction of $5.6 million. The decrease reflects a significant reduction of interest-bearing debt and lower interest rates following repayment and refinancing of substantially all of the Company's 8% and 10% senior notes in 2005, as well as a reduction of capital leases outstanding.

     Capitalized interest for multi-client surveys and construction in progress was $0.4 million in Q2 2006 and $0.5 million in Q2 2005.

OTHER FINANCIAL ITEMS, NET

     Other financial items, net, for Q2 2006 was an income of $3.8 million compared to an income of $2.5 million in Q2 2005, and includes:

     |X| Interest income of $1.9 million in Q2 2006 compared to $2.1 million in Q2 2005

     |X| Foreign exchange gain of $7.9 million in Q2 2006 compared to $3.6 million in Q2 2005. The increase is primarily relating to gains on forward contracts to purchase NOK and GBP, which the Company enters into to manage its exposure to expenditures in other currencies than USD (see description in the paragraph "Liquidity and Financing" below)

     |X| $4.4 million of deferred loan costs charged to expense in Q2 2006 relating to a $300 million debt repayment of the Company's term loan maturing in 2012. The remaining deferred loan costs per June 30, 2006, is $4.7 million

     |X| Additional required interest relating to UK leases, net of amortization of deferred UK lease gain, aggregating a net expense of $0.3 million in Q2 2006 compared to $0.2 million in Q2 2005

INCOME TAX EXPENSE

     Income tax expense in Q2 2006 was $35.4 million compared to $8.2 million in Q2 2005. Deferred tax represented an expense of $18.9 million in Q2 2006 compared to $7.6 million in Q2 2005, and relates primarily to a realization of pre-restructuring tax assets. The corresponding release of valuation allowance is not taken as a tax benefit but rather under fresh-start-reporting is recorded as a reduction of intangible assets (as described further below). Current tax was an expense of $16.5 million in Q2 2006 compared to $0.6 million in Q2 2005. Current tax expense relates primarily to withholding taxes or income taxes in countries were the Company has no carryforward losses or where there are limitations on use of such losses. As a result of increasing profitability of the Company's projects, such current tax expense has reached a higher level than experienced in recent years. Current taxes in Q2 was high also as a result of change in estimate of current taxes relating to prior periods, amounting to approximately $2 million, as well as high taxes in certain countries, including Libya where $5.5 million of current tax expense was incurred, and withholding tax on multi-client revenues in certain countries (including Nigeria).

--------------------------------------------------------------------------------

     The Company has substantial deferred tax assets in different jurisdictions, predominantly in Norway and UK. At June 30, 2006 the Company had established valuation allowances for all of its deferred tax assets, except for $2.0 million, following from the strict criteria under U.S. GAAP to maintain such valuation allowance. The Company expects to reassess the size of the valuation allowance in connection with the Q3 release and expects that it at September 30, 2006 may reduce the valuation allowance and recognize some of its deferred tax asset in the balance sheet. Such recognition of deferred tax asset (or release of valuation allowance) is expected to be recorded with an offsetting credit to pre-restructuring intangible assets, with any excess credited directly to shareholders' equity as a result of fresh-start reporting (see below).

     The Company's reporting of taxes is significantly affected by the required adoption of "fresh-start" reporting effective November 1, 2003, at the time of exit from Chapter 11 proceedings. If and when the Company subsequently realizes the benefits of deferred tax assets, for which a valuation allowance was established at the adoption of fresh-start reporting, the positive effect does not flow through to the income statement as a tax benefit, but is rather (as required under SOP 90-7) recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until the value of such assets is reduced to zero, and thereafter directly to shareholders' equity. As a result of realization of such deferred tax assets in the first half of 2006, the Company reduced the carrying values of the remaining fresh-start long-term intangible assets as follows: $18.9 million of multi-client library and $3.6 million of other intangible assets.

     In connection with the demerger and offering of Petrojarl (the Production segment) the Company made certain intra-group transfers of assets to facilitate the demerger. As a result, significant deferred tax assets that existed at the adoption of fresh-start reporting were realized in the transferor subsidiary, with corresponding deferred tax assets established in the transferee subsidiary. The Company has identified that certain references in the GAAP literature may be interpreted to require that, for the purpose of applying fresh start reporting as described above, the effects of notional gains arising from the intra-group transfer (that did not create payable taxes) should be recorded as a reduction of intangible assets existing at the date of adopting fresh-start reporting, with a corresponding reduction in shareholders' equity. While the Company, at the date of these unaudited interim financial statements, is still researching this uncertainty in its application of U.S. GAAP, it has based its financial reporting on a position, which the Company believes is consistent with the economic realities, that such intra-group transfers and the subsequent demerger does not represent a realization of deferred tax assets. If , when the uncertainty is finally resolved, the Company changes its financial reporting position, the Company believes that the most likely result would be to reduce the book value of the Company's multi-client library by approximately $60 million, with a corresponding reduction of shareholders' equity in connection with the demerger.

     With its multi-national operations, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has identified issues in several jurisdictions, including Norway, Singapore and Brazil, that could eventually make it liable to pay material amounts in taxes relating to prior years. The Company has established, in accordance with U.S. GAAP, accruals for identified tax contingencies which are probable based on its best estimate relating to each contingency.

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX

     In Q2, $3.4 million is reported as income from discontinued operations relating to Petrojarl. The amount includes $0.5 million of pretax income of Petrojarl, a $9.7 million gain from the sale of 10% of the outstanding shares in Petrojarl (net of the full $7.4 of offering costs) and $6.9 million in demerger costs. All fees and costs incurred in Q2 directly relating to the demerger and IPO are included in the above numbers.

--------------------------------------------------------------------------------
                                                                          Page 9

CAPITAL INVESTMENTS

     Cash investments in multi-client library (Marine and Onshore) totaled $21.3 million in Q2 2006 and $21.0 million in Q2 2005.

     Capital expenditures (excluding capital expenditures of discontinued operations) totaled $37.8 million in Q2 2006 compared to $21.9 million in Q2 2005, consisting of:

     |X| Marine with $35.8 million in Q2 2006 compared to $16.7 million in Q2 2005. $18.8 million of Q2 2006 capital expenditures relates to the project to build a new and enhanced Ramform seismic vessel

     |X|  Onshore with $1.5 million in Q2 2006 compared to $4.0 million in Q2
          2005

     |X| Shared Services and Corporate combined, $0.5 million in Q2 2006 compared to $1.2 million in Q2 2005

--------------------------------------------------------------------------------
                                                                         Page 10

                           Petroleum Geo-Services ASA and Subsidiaries (1)
                                    Consolidated Balance Sheets


                                                                                                 June 30,               December 31
                                                                                   -------------------------------   ---------------
                                                                                            2006              2005             2005
                                                                                       Unaudited         Unaudited         Unaudited
   -------------------------------------------------------------------             -------------    --------------   ---------------
                                                                                                 (In thousands of dollars)
ASSETS

   Cash and cash equivalents                                                           $ 140,546         $ 107,577        $ 121,464
   Restricted cash                                                                        12,691            18,418           12,484
   Shares available for sale and investment in securities                                  5,527             8,394           13,222
   Accounts receivable, net                                                              184,402           142,640          183,116
   Unbilled and other receivables                                                        218,787            43,901           64,703
   Other current assets                                                                   66,607            37,354           55,602
   Assets of discontinued operations                                                           -           707,670          662,897
   -------------------------------------------------------------------             -------------    --------------    -------------
        Total current assets                                                             628,560         1,065,954        1,113,488
   Property and equipment, net                                                           398,625           368,547          378,140
   Multi-client library, net                                                             115,589           232,015          146,171
   Oil and natural gas assets, net                                                         1,462               549              639
   Restricted cash                                                                        10,014            10,014           10,014
   Deferred tax assets                                                                     2,000                 -           20,000
   Investments in associated companies                                                       164               287              282
   Other long-lived assets                                                                27,474            13,596           26,680
   Other intangible assets, net                                                           16,815            25,476           22,158
   -------------------------------------------------------------------             -------------    --------------    -------------
     Total assets                                                                    $ 1,200,703       $ 1,716,438      $ 1,717,572
   -------------------------------------------------------------------              ------------    --------------    -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term debt and current portion of long-term debt                                  23,355            16,418           24,406
   Current portion of capital lease obligations                                            6,701            22,669           20,495
   Debt and other liabilities of discontinued operations                                       -           116,259          104,398
   Accounts payable                                                                       62,072            36,356           59,367
   Accrued expenses                                                                      155,179            86,568          136,679
   Income taxes payable                                                                   44,344            15,112           26,318
   Deferred tax liabilities                                                                  997                 -            1,055
   -------------------------------------------------------------------             -------------    --------------    -------------
     Total current liabilities                                                           292,648           293,382          372,718
   Long-term debt                                                                        611,531           903,380          922,134
   Long-term capital lease obligations                                                    10,200            15,936           13,205
   Deferred tax liabilities                                                                  623            11,735              497
   Other long-term liabilities                                                            77,344            92,979           78,958
   -------------------------------------------------------------------             -------------    --------------    -------------
     Total liabilities                                                                   992,346         1,317,412        1,387,512
     -------------------------------------------------------------------           -------------    --------------    -------------
   Minority interest in consolidated subsidiares                                               -               997              785
   Shareholders' equity:

          Common stock; 60,000,000 shares authorized, issued and outstanding, par value NOK 8, at June 30, 2006 and 60,000,000 shares authorized, issued and outstanding, par  value NOK 10, at June 30, 2005
             and December 31, 2005                                                        68,571            85,714           85,714
          Additional paid-in capital                                                     221,942           277,427          277,427
          Accumulated earnings (deficit)                                                 (88,898)           34,482          (32,105)
          Accumulated other comprehensive income (loss)                                    6,742               406           (1,761)
          -------------------------------------------------------------------      -------------    --------------    -------------
        Total shareholders' equity                                                       208,357           398,029          329,275
        -------------------------------------------------------------------        -------------    --------------    -------------
        Total liabilities and shareholders' equity                                   $ 1,200,703       $ 1,716,438      $ 1,717,572
        -------------------------------------------------------------------         ------------    --------------     ------------

(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED. THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE AUDITED. THE FULL YEAR NUMBERS INCLUDED IN THIS REPORT CONTAIN RECLASSIFICATONS, TO SHOW PRODUCTION AND PERTRA AS DISCONTINUED OPERATIONS, WHICH ARE NOT AUDITED.

--------------------------------------------------------------------------------

SHARES AND SHAREHOLDERS' EQUITY

     The Company has 60,000,000 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo Stock Exchange. The Company's American Depository Shares ("ADS"), each of which represents one ordinary share, are listed on the New York Stock Exchange.

     As a result of the demerger of the Production segment (Petrojarl), the par value of each of the Company's ordinary shares was reduced from NOK 10 to NOK 8 per share, and net assets of $242.7 million were distributed to PGS shareholders, thereby reducing shareholders' equity by the same amount.

LIQUIDITY AND FINANCING

     At June 30, 2006 cash and cash equivalents amounted to $140.5 million compared to $121.5 million at December 31, 2005 and $107.6 million at June 30, 2005.

     Restricted cash amounted to $22.7 million at June 30, 2006 compared to $22.5 million at December 31, 2005 and $28.4 million at June 30, 2005.

     The Company has a $150 million revolving credit facility maturing in 2010, out of which $11.4 million was used for letter of credits at June 30, 2006 while the remaining amount was undrawn.

     Net cash provided by operating activities was $115.8 million in Q2 2006 compared to $23.2 million in Q2 2005. Cash flow in Q2 2006 was negatively impacted by an increase in working capital, caused primarily by increased receivables on certain large projects where billing milestones were reached too late to benefit cash flow for the quarter. Although the increased revenues earned by the Company would cause an increase of accounts receivable, the Company believes that most of the increase experienced in the first half of 2006 is of temporary nature and will benefit cash flow in the coming quarters.

     At completion of the demerger and IPO of the Production segment (Petrojarl), on June 29, 2006, PGS received net cash proceeds from the capitalization and demerger of Petrojarl of $269.8 million, representing the net of the new debt raised by Petrojarl ($325.0 million), the cash retained by, or contributed to, Petrojarl in the demerger ($47.0 million), and demerger costs of $8.2 million. The amount was used for a $300 million repayment on the Company's term loan on June 30, 2006. After the end of Q2, in July 2006, PGS received $47.3 million as settlement for the sale of 10% of the outstanding shares in Petrojarl. The amount of additional proceeds relating the remaining 10% of Petrojarl shares placed in the public offering will depend on the extent of stabilization purchases made by the managers, which could result in up to 10% of the outstanding Petrojarl shares being bought back from the market at market price.

     Interest bearing debt, including capital leases, was approximately $652 million as of June 30, 2006 compared to $980 million as of December 31, 2005 and $958 million as of June 30, 2005. Following the refinancing in December 2005, a term-loan maturing in 2012 is the primary component of the Company's long-term debt. As described above, the Company made a $300 million repayment on this loan in June 2006. Subsequent to the end of Q2, in July 2006, another $120 million was repaid. The Company expects to make further repayment of debt during the second half of 2006.

     Net interest bearing debt (interest bearing debt less cash and cash equivalents, restricted cash and interest bearing investments) was approximately $489 million at June 30, 2006 compared to $829 million at December 31, 2005 and $820 million at June 30, 2005.

--------------------------------------------------------------------------------
                                                                         Page 12

     PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company's cash flows from operations are primarily denominated in USD, GBP and NOK. Revenues are predominantly denominated in USD while a portion of operating expenses is incurred in GBP and NOK. The Company hedges a portion of its foreign currency exposure related to expenditures in non-USD currencies by entering into contracts to buy non-USD currencies forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges. Consequently, all outstanding forward currency contracts are recorded at estimated fair value and gains or losses are included in other financial items, net.

     The term-loan maturing in 2012 (remaining balance of $546 million) bears interest at a floating rate based on USD Libor. The Company has entered into interest rate swap agreements fixing the interest rate for three to five years for $425 million of the loan. These swap agreements are accounted for as interest rate hedges.

UK LEASES

     The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard. These leases are described more fully in PGS' Annual Report on Form 20-F for the year ended December 31, 2005.

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities ("Tax Indemnities") and for variations in actual interest rates from those assumed in the leases ("Interest Rate Differential").

     In connection with the adoption of fresh-start reporting in November 2003 the Company recorded a liability of GBP 6.3 million (approximately $10.7 million) relating to the Tax Indemnities. The Company subsequently released this liability in 2005, when the Inland Revenue accepted the lessors' claims for capital allowances under each lease.

     With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company pays additional rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the Assumed Interest Rates. When the Company adopted fresh-start reporting in November 2003, it recorded a liability equal to the estimated fair value of the future additional rental payments, which subsequently is amortized over the remaining lease terms. In Q1 2006 the Company paid GBP 3.2 million (approximately $5.6 million) in a one-time settlement relating to the Interest Rate Differential for the Ramform Challenger. Consequently the Company also reversed the remaining deferred gain relating to Ramform Challenger of GBP 2.2 million (approximately $3.8 million). The remaining accrued liability relating to Interest Rate Differential as of June 30, 2006 was GBP 6.1 million (approximately $11.2 million).

BASIS OF UNAUDITED FINANCIAL STATEMENTS

     The unaudited consolidated financial statements for Q2 2006 are prepared in accordance with U.S. GAAP, using the same accounting principles as were used for the 2005 U.S. GAAP audited financial statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. Consolidated statement of operations, balance sheets and statements of cash flows based on Norwegian GAAP are included in the attached supporting tables. The Company's financial statements prepared in accordance with Norwegian GAAP are, as previously reported, different from those prepared in accordance with U.S. GAAP in certain material respects.

--------------------------------------------------------------------------------

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     PGS' primary financial reporting is in accordance with U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards ("IFRS"). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S. and have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.

     For additional support to the unaudited, second quarter 2006 results under U.S. GAAP and related news release and presentation; please visit our web site www.pgs.com.

                                      ****

     Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

     For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


--------------------------------------------------------------------------------

                                  Petroleum Geo-Services ASA and Subsidiaries(1)
                                       Consolidated Statements of Cash Flows

                                                                                Quarter ended         Six months ended    Year ended
                                                                                   June 30,                June 30,     December 31,
                                                                          -----------------------   ---------------------  ---------
                                                                               2006          2005        2006        2005       2005
                                                                          Unaudited     Unaudited   Unaudited   Unaudited  Unaudited
----------------------------------------------------------------------    ---------     ---------   ---------   ---------  ---------
                                                                                          (In thousands of dollars)
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES:

   Net income                                                              $ 42,021      $ 23,746   $ 112,332   $ 179,165  $ 112,578
   Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
        Depreciation and amortization charged to expense                     63,997        51,785     104,405     110,492    259,355
        Non-cash impairments and net gain on sale of subsidiaries                 -           493           -   (149,825)  (151,807)
        Non-cash write-off of deferred debt issue costs                           -             -           -           -        363
        Non-cash other operating (income) expense, net                            -       (2,226)           -     (8,610)   (26,095)
        Premium on debt redemption and cost of refinancing expensed               -             -           -           -    106,952
        (Income) loss from associated companies                                   -            15        (48)          15      (276)
        Provision for deferred income taxes                                  17,930         1,766      40,606       8,766     10,965
        (Gain) loss on sale of assets                                         (171)         2,053     (1,975)       3,913      1,893
        Net (increase) decrease in cash related to discontinued
          operations                                                          2,518         (834)       2,010       (145)        208
        Net (increase) decrease in restricted cash                            3,771         5,471       (207)       4,841      1,134
        Expensed demerger costs reclassified to investing activities          8,237             -       8,237           -          -
        Other items                                                             208         2,160         218       1,861    (1,418)
        (Increase) decrease in accounts receivable, net                     (3,487)      (56,728)          80    (25,484)   (52,338)
        (Increase) decrease in unbilled and other receivables              (46,443)        12,503   (102,282)    (10,617)   (21,893)
        (Increase) decrease in other current assets                        (12,525)         2,843    (15,651)      10,208    (7,453)
        (Increase) decrease in other long-lived assets                        7,963         3,783       9,262       4,062      7,738
        Increase (decrease) in accounts payable                               4,789       (2,510)     (4,705)    (41,027)    (7,625)
        Increase (decrease) in accrued expenses and income taxes payable     21,997      (14,828)      34,595      16,869     64,519
        Increase (decrease) in other long-term liabilities                    4,948       (6,320)       1,484     (7,681)   (17,744)
   ----------------------------------------------------------------------  --------     ---------   ---------   ---------  ---------
   Net cash provided by operating activities                                115,753        23,172     188,361      96,803    279,056
   ----------------------------------------------------------------------  --------     ---------   ---------   ---------  ---------
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES:

   Investment in multi-client library                                      (21,287)      (20,955)    (31,307)    (30,820)   (55,667)
   Capital expenditures                                                    (37,829)      (21,921)    (57,273)    (36,962)   (90,376)
   Capital expenditures on discontinued operations                                -             -    (35,018)       (114)      (114)
   Net proceeds sale of subsidiaries/demerger                               269,805         (202)     281,382     155,154    155,356
   Other items, net                                                            (84)             -       1,946       (530)      1,300
   ----------------------------------------------------------------------  --------     ---------   ---------   ---------  ---------
   Net cash (used in) provided by investing activities                      210,605      (43,078)     159,730      86,728     10,499
   ----------------------------------------------------------------------  --------     ---------   ---------   ---------  ---------
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:

   Proceeds from issuance of long-term debt                                       -             -           -           -    850,000
   Repayment of long-term debt                                            (307,998)     (182,817)   (311,435)   (184,320)(1,009,152)
   Principal payments under capital leases                                  (1,584)      (17,732)    (17,355)    (20,134)   (25,700)
   Net increase (decrease) in bank facility and short-term debt                  85         (526)       (219)       (862)        712
   Premium on debt redemption and deferred debt issue costs                       -       (3,500)           -     (3,500)  (116,813)
   ----------------------------------------------------------------------  --------     ---------   ---------   ---------  ---------
   Net cash used in financing activities                                  (309,497)     (204,575)   (329,009)   (208,816)  (300,953)
   ----------------------------------------------------------------------  --------     ---------   ---------   ---------  ---------
   Effect of exchange rate changes on cash                                        -          (70)           -        (80)       (80)
   ----------------------------------------------------------------------  --------     ---------   ---------   ---------  ---------
   Net increase (decrease) in cash and cash equivalents                      16,861     (224,551)      19,082    (25,365)   (11,478)
   Cash and cash equivalents at beginning of period                         123,685       332,128     121,464     132,942    132,942
   ----------------------------------------------------------------------  --------     ---------   ---------   ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $ 140,546     $ 107,577   $ 140,546   $ 107,577  $ 121,464
------------------------------------------------------------------------------------------------------------------------------------

(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE 2006 AND 2005 INTERIM FINANCIAL INFORMATION IS UNAUDITED. THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE AUDITED. THE FULL YEAR NUMBERS INCLUDED IN THIS REPORT CONTAIN RECLASSIFICATIONS, TO SHOW PRODUCTION AND PERTRA AS DISCONTINUED OPERATIONS, WHICH ARE NOT AUDITED.


--------------------------------------------------------------------------------

                       PETROLEUM GEO-SERVICES ASA (1) (2)
                                 SUPPORT TABLES

GENERAL

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted ("GAAP") in the United States of America.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) Adjusted EBITDA, when used by the Company, means income before income tax expense and minority interest less, other financial items, debt redemption and refinancing costs, interest expense, income (loss) from associated companies, other operating (income) expense, loss on sale of subsidiary, impairment of long-lived assets and depreciation and amortization. EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non-U.S. GAAP measure.

REVENUE DISTRIBUTION BY OPERATING SEGMENT

The distribution of our revenue by operating segment for the periods presented was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
     Revenue by operating segments:
         Marine Geophysical (A)                       $  248,656      $  190,540      $  497,262      $  338,787         $  724,682
         Onshore (B)                                      62,230          28,379         124,765          65,394            152,539
         Reservoir/Shared Services/Corporate (a)               -           5,743               -          12,711             19,418
         Elimination of inter-segment revenues             (466)         (1,743)           (624)         (4,327)            (8,618)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
          Total                                       $  310,420       $ 222,919       $ 621,403       $ 412,565         $  888,021
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
(a) PGS Reservoir AS sold August 31, 2005.

(A) Marine Geophysical revenue by service type:
          - Multi-client pre-funding                  $   23,850      $   11,762      $   28,883      $   17,338         $   40,006
          - Multi-client late sales                       66,619          73,272         117,112         115,519            218,781
          - Contract seismic                             147,715          94,198         333,026         185,765            424,192
          - Other                                         10,472          11,308          18,241          20,165             41,703
------------------------------------------------    ------------      ----------      ----------      ----------          ----------
          Total                                       $  248,656       $ 190,540       $ 497,262       $ 338,787         $  724,682
------------------------------------------------    ------------      ----------      ----------      ----------          ----------

(B) Onshore revenue by service type:
          - Multi-client pre-funding                  $    5,929       $   4,610       $   8,896      $   11,885         $   16,148
          - Multi-client late sales                        6,247             380          13,046           1,767             13,976
          - Contract seismic                              50,054          23,389         102,823          51,742            122,415
------------------------------------------------    ------------      ----------      ----------      ----------         -----------
          Total                                        $  62,230       $  28,379       $ 124,765       $  65,394         $  152,539
------------------------------------------------    ------------      ----------      ----------      ----------         -----------


ADJUSTED EBITDA (2), BY QUARTER 2005
Adjusted EBITDA, for the quarters presented was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                              Q1              Q2              Q3              Q4                2005
------------------------------------------------    ------------      ----------      ----------      ----------         -----------
                                                                                      (In thousands of dollars)
Income (loss) before income tax expense and
minority interest                                     $    3,092      $   20,090      $   22,064    $  (113,880)        $   (68,634)
Add back:
      Other financial items, net                         (5,533)         (2,502)            (59)           3,841             (4,253)
      Debt redemption and refinancing costs                    -           3,500               -         103,815             107,315
      Interest expense                                    26,355          23,486          22,775          23,224              95,840
      Income (loss) from associated companies                  -              15              26            (74)                (33)
------------------------------------------------    ------------      ----------      ----------      ----------          ----------
      Operating profit                                    23,914          44,589          44,806          16,926             130,235
      Other operating (income) expense, net              (6,384)         (2,226)        (11,892)               -            (20,502)
      Loss on sale of subsidiary                               -               -           1,520               -               1,520
      Impairment of long-lived assets                          -               -           4,575               -               4,575
      Depreciation and amortization                       40,810          40,800          41,017          85,954             208,581
------------------------------------------------    ------------      ----------      ----------      ----------          ----------
Adjusted EBITDA                                        $  58,340       $  83,163       $  80,026       $ 102,880          $  324,409
------------------------------------------------    ------------      ----------      ----------      ----------          ----------


ADJUSTED EBITDA (2), BY QUARTER 2006
Adjusted EBITDA, for the quarters presented was as follows:

------------------------------------------------------------------------------------------------
                                                              Q1              Q2     YTD Q2 2006
------------------------------------------------    ------------      ----------      ----------
                                                              (In thousands of dollars)
Income before income tax expense and minority
interest                                              $   90,547      $   75,749      $  166,296
Add back:
      Other financial items, net                         (1,375)         (3,817)         (5,192)
      Interest expense                                    18,290          17,879          36,169
      Income from associated companies                       (6)               -             (6)
------------------------------------------------    ------------      ----------      ----------
      Operating profit                                   107,456          89,811         197,267
      Depreciation and amortization                       29,287          53,148          82,435
------------------------------------------------    ------------      ----------      ----------
Adjusted EBITDA                                       $  136,743       $ 142,959       $ 279,702
------------------------------------------------    ------------      ----------      ----------

--------------------------------------------------------------------------------

ADJUSTED EBITDA (2), BY OPERATING SEGMENT
The distribution of Adjusted EBITDA by operating segment for the periods presented was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
Marine Geophysical:
      Operating profit (loss)                         $   87,084      $   58,173      $  191,790      $   80,782          $  154,501
      Plus: Depreciation and amortization                 43,774          32,473          65,589          64,448             172,349
      Plus: Impairment of long.lived assets                    -               -               -               -               4,575
      Plus: Other operating (income) expense, net              -               -               -               -             (8,847)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Adjusted EBITDA, Marine Geophysical                130,858          90,646         257,379         145,230             322,578
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Onshore:
      Operating profit (loss)                         $    7,251     $   (6,280)      $   17,118     $   (4,380)         $   (9,803)
      Plus: Depreciation and amortization                  8,606           7,144          15,276          15,036              31,665
      Plus: Other operating (income) expense, net              -               -               -               -                   -
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Adjusted EBITDA, Onshore                            15,857             864          32,394          10,656              21,862
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Reservoir/Shared Services/Corporate:
      Operating profit (loss)                        $   (4,524)     $   (7,304)     $  (11,641)     $   (7,899)        $   (14,463)
      Plus: Depreciation and amortization                    768           1,183           1,570           2,126               4,567
      Plus: Loss on sale of subsidiary                         -               -               -               -               1,520
      Plus: Other operating (income) expense, net              -         (2,226)               -         (8,610)            (11,655)
 ------------------------------------------------     -----------      ----------      ----------       ---------          ---------
      Adjusted EBITDA, Reservoir/Shared
        Services/Corporate                               (3,756)         (8,347)        (10,071)        (14,383)            (20,031)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Total Adjusted EBITDA:
      Operating profit (loss)                         $   89,811      $   44,589      $  197,267      $   68,503          $  130,235
      Plus: Depreciation and amortization                 53,148          40,800          82,435          81,610             208,581
      Plus: Impairment of long-lived assets                    -               -               -               -               4,575
      Plus: Loss on sale of subsidiary                         -               -               -               -               1,520
      Plus: Other operating (income) expense, net              -         (2,226)               -         (8,610)            (20,502)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Adjusted EBITDA                                 $  142,959       $  83,163       $ 279,702       $ 141,503          $  324,409
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


DEPRECIATION AND AMORTIZATION
Depreciation and amortization consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
      Gross depreciation                              $   19,776      $   18,546      $   38,657      $   38,185          $   79,527
      Depreciation capitalized to MC library             (1,606)         (1,813)         (1,673)         (2,593)             (5,415)
      Amortization of MC library                          34,978          24,067          45,451          46,018             134,469
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Total                                            $  53,148       $  40,800       $  82,435       $  81,610          $  208,581
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


OTHER OPERATING (INCOME) EXPENSE, NET
Other operating (income) expense, net consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
      Release of contingent liability re UK lease       $      -     $   (2,226)        $      -     $   (8,610)        $   (11,655)
      Gain on claim re equipment                               -               -               -               -             (8,847)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Total                                             $      -      $  (2,226)        $      -      $  (8,610)         $  (20,502)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


INTEREST EXPENSE
Interest expense consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
      Interest expense, gross                       $   (18,272)     $  (23,977)     $  (36,875)     $  (50,584)        $   (97,718)
      Capitalized interest, MC library                       280             491             593             743               1,878
      Capitalized interest, construction in progress         113               -             113               -                   -
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Total                                          $  (17,879)     $  (23,486)     $  (36,169)     $  (49,841)         $  (95,840)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


DEBT REDEMPTION AND REFINANCING COSTS
Debt redemption and refinancing costs consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
      Premium for debt redemption                       $      -     $   (3,500)        $      -     $   (3,500)          $  105,404
      Refinancing costs                                        -               -               -               -               1,548
      Write-off of deferred debt issue costs                                                   -               -                 363
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Total                                             $      -      $  (3,500)        $      -      $  (3,500)          $  107,315
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


--------------------------------------------------------------------------------

OTHER FINANCIAL ITEMS, NET
Other financial items, net consists of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)

      Interest income                                 $    1,876       $   2,088       $   4,185       $   3,440          $    6,696
      Foreign currency gain                                7,936           3,608          10,701           5,906               1,194
      Additional required interests relating to UK leases, net of
         amortization of deferred UK lease gain (a)        (349)           (228)         (3,480)              31             (1,377)
      Expensed deferred loan costs, exstinguished debt   (4,388)               -         (4,388)               -                   -
      Consent fee received for certain changes to UK leases    -               -               -           3,000               3,000
      Other                                              (1,258)         (2,966)         (1,826)         (4,342)             (5,260)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Total                                            $   3,817       $   2,502       $   5,192       $   8,035           $   4,253
------------------------------------------------     -----------      ----------      ----------       ---------          ----------

(a) Six months ended June 30, 2006, includes a net expense of $1.8 million in a one-time settlement for further interest rate differential requirements, net of reversal of remaining deferred UK lease gain relating Ramform
      Challenger.


INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX
Income from discontinued operations, net of tax consist of the following for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
      Income (loss) from discontinued operations,
        pretax                                         $     529       $   8,358      $   11,458      $   22,868          $   50,333
      Gain on sale of 10% outstanding shares in
        Petrojarl                                          9,715               -           9,715               -                   -
      Petrojarl demerger costs                           (6,891)               -         (8,237)               -             (1,658)
      Net gain on sale of Pertra (sold 2005)                   -           (493)               -         149,825             157,902
      Additional proceeds sale of Atlantis (sold 2003)         -               -           3,000               -                   -
      Additional proceeds sale of Production Group Ltd.
        (sold 2002)                                            -               -               -               -                 500
      Income tax (expense) benefit                             -           5,780         (4,059)           7,914               2,571
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Total                                            $   3,353       $  13,645       $  11,877       $ 180,607          $  209,648
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


MULTI-CLIENT LIBRARY, NET
The net book-value of the multi-client library by year of completion is as follows:

------------------------------------------------------------------------------------------------
                                                                June 30,            December 31,
                                                     ---------------------------   -------------
                                                            2006            2005            2005
------------------------------------------------     -----------      ----------      ----------
                                                             (In thousands of dollars)
      Completed during 1999, and prior years          $    3,403      $   15,467       $   6,251
      Completed during 2000                                4,006          16,460           5,881
      Completed during 2001                               46,350         103,616          66,626
      Completed during 2002                               14,209          35,231          18,785
      Completed during 2003                               11,377          30,558          14,859
      Completed during 2004                                4,100           8,928           4,347
      Completed during 2005                                4,906           4,033           7,746
      Completed during 2006                                2,541               -               -
------------------------------------------------     -----------      ----------      ----------
        Completed surveys                                 90,892         214,293         124,495
      Surveys in progress                                 24,697          17,722          21,676
------------------------------------------------     -----------      ----------      ----------
        Multi-client library, net                     $  115,589       $ 232,015       $ 146,171
------------------------------------------------     -----------      ----------      ----------


Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
      Capitalized depreciation                        $    1,606       $   1,813       $   1,673       $   2,593          $    5,415
      Capitalized interest                                   280             491             593             743               1,878
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


--------------------------------------------------------------------------------

MULTI-CLIENT CASH FLOW, AS DEFINED  (C)
Multi-client cash flow by segment for the periods presented was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
Marine Geophysical:
      Multi-client pre-funding  (a)                   $   23,850      $   11,762      $   28,883      $   17,338          $   40,006
      Multi-client late sales  (a)                        66,619          73,272         117,112         115,519             218,781
      Cash investment in multi-client library  (b)      (13,182)        (17,522)        (20,732)        (24,885)            (46,247)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Multi-client cash flow, net                     $   77,287      $   67,512      $  125,263      $  107,972          $  212,540
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Onshore:
      Multi-client pre-funding  (a)                   $    5,929       $   4,610       $   8,896      $   11,885          $   16,148
      Multi-client late sales  (a)                         6,247             380          13,046           1,767              13,976
      Cash investment in multi-client library  (b)       (8,100)         (3,241)        (10,564)         (5,389)             (8,422)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Multi-client cash flow, net                     $    4,076       $   1,749      $   11,378       $   8,263          $   21,702
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Reservoir/Elimination:
      Multi-client pre-funding  (a)                  $         -        $      -        $      -        $      -            $      -
      Multi-client late sales  (a)                             -             456               -             765               1,546
      Cash investment in multi-client library  (b)           (5)           (192)            (11)           (546)               (998)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Multi-client cash flow, net                     $      (5)        $    264      $     (11)        $    219           $     548
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Total multi-client cash flow, net:
      Multi-client pre-funding  (a)                   $   29,779      $   16,372      $   37,779      $   29,223          $   56,154
      Multi-client late sales  (a)                        72,866          74,108         130,158         118,051             234,303
      Cash investment in multi-client library  (b)      (21,287)        (20,955)        (31,307)        (30,820)            (55,667)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Multi-client cash flow, net                      $  81,358       $  69,525       $ 136,630       $ 116,454          $  234,790
------------------------------------------------     -----------      ----------      ----------       ---------          ----------

(a) See Revenue Distribution by Operating Segment above.
(b) See Consolidated Statements of Cash Flows.
(c) Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.


CAPITAL EXPENDITURES
Capital expenditures were as follows for the periods presented:

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
      Marine Geophysical                              $   35,815      $   16,713      $   52,774      $   28,093          $   72,195
      Onshore                                              1,476           3,970           3,467           4,851              12,633
      Shared Services and Corporate                          538           1,238           1,032           4,018               5,548
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Total                                            $  37,829       $  21,921       $  57,273       $  36,962           $  90,376
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


CONSOLIDATED STATEMENTS OF OPERATIONS FOR 2005, BY QUARTER

------------------------------------------------------------------------------------------------------------------------------------
                                                              Q1              Q2              Q3              Q4                2005
------------------------------------------------    ------------      ----------      ----------      ----------         -----------
                                                                                      (In thousands of dollars)
Revenues                                              $  189,646      $  222,919      $  211,355      $  264,101          $  888,021
------------------------------------------------    ------------      ----------      ----------      ----------         -----------
 Cost of sales                                           115,053         122,225         115,503         145,519             498,300
 Research and development costs                            2,518           2,212           2,591           2,597               9,918
 Selling, general and administrative                      13,735          15,319          13,236          13,104              55,394
------------------------------------------------    ------------      ----------      ----------      ----------         -----------
      Operating expenses before depreciation, amortization,
        impairment of long-lived assets, loss on sale of
        subsidiary and other operating (income)
        expense, net                                     131,306         139,756         131,330         161,220             563,612
 Depreciation and amortization                            40,810          40,800          41,017          85,954             208,581
 Impairment of long-lived assets                               -               -           4,575               -               4,575
 Loss on sale of subsidiary                                    -               -           1,520               -               1,520
 Other operating (income) expense, net                   (6,384)         (2,226)        (11,892)               -            (20,502)
------------------------------------------------    ------------      ----------      ----------      ----------         -----------
 Operating profit                                         23,914          44,589          44,805          16,927             130,235
 Income (loss) from associated companies                       -            (15)            (26)              74                  33
 Interest expense                                       (26,355)        (23,486)        (22,775)        (23,224)            (95,840)
 Debt redemption and refinancing costs                         -         (3,500)               -       (103,815)           (107,315)
 Other financial items, net                                5,533           2,502              59         (3,841)               4,253
------------------------------------------------    ------------      ----------      ----------      ----------         -----------
 Income (loss) before income tax expense and
   minority interest                                       3,092          20,090          22,063       (113,879)            (68,634)
 Income tax expense                                     (14,788)         (2,413)        (11,958)           4,729            (24,430)
 Minority interest                                         (316)         (1,796)               -         (1,926)             (4,038)
 Income from discontinued operations, net of tax         167,431           7,865          12,341          22,043             209,680
------------------------------------------------    ------------      ----------      ----------      ----------         -----------
      NET INCOME (LOSS)                               $  155,419       $  23,746       $  22,446     $  (89,033)          $  112,578
------------------------------------------------    ------------      ----------      ----------      ----------         -----------


--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Accumulated
                                                Common stock          Additional     Accumulated           other
                                       -------------------------         paid-in       earnings/   comprehensive       Shareholders'
                                           Number      Par value         capital       (deficit)   income (loss)              equity
------------------------------------   ----------     ----------      ----------     -----------   -------------       -------------
                                                     (In thousands of dollars, except for share data)
Balance at December 31, 2004           20,000,000     $   85,714      $  277,427    $  (144,683)      $    4,449          $  222,907
Share split June 8, 2005               40,000,000
Net income                                      -              -               -         112,578               -             112,578
Other comprehensive (loss), net                 -              -               -               -         (6,210)             (6,210)
------------------------------------   ----------     ----------      ----------     -----------   -------------       -------------
Balance at December 31, 2005           60,000,000         85,714         277,427        (32,105)         (1,761)             329,275
Net income Q1                                   -              -               -          70,311               -              70,311
Other comprehensive income, net, Q1             -              -               -               -           5,328               5,328
------------------------------------   ----------     ----------      ----------     -----------   -------------       -------------
Balance at March 31, 2006              60,000,000         85,714         277,427          38,206           3,567             404,914
Demerger Petrojarl, June 29, 2006               -       (17,143)        (55,485)       (169,125)           (931)           (242,684)
Net income Q2                                   -              -               -          42,021               -              42,021
Other comprehensive income, net Q2              -              -               -               -           4,106               4,106
------------------------------------   ----------     ----------      ----------     -----------   -------------       -------------
BALANCE AT JUNE 30, 2006               60,000,000      $  68,571       $ 221,942     $  (88,898)       $   6,742           $ 208,357
------------------------------------   ----------     ----------      ----------     -----------   -------------       -------------


NET INTEREST BEARING DEBT
Reconciliation of net interest bearing debt:

------------------------------------------------------------------------------------------------
                                                                June 30,            December 31,
                                                     ---------------------------   -------------
                                                            2006            2005            2005
------------------------------------------------     -----------      ----------      ----------
                                                             (In thousands of dollars)
 Shares available for sale and investment
   in securities                                      $   54,948       $   8,394      $   13,222
 Less shares available for sale                         (54,948)         (8,394)         (7,631)
------------------------------------------------     -----------      ----------      ----------
      Investment in securities                                 -               -           5,591
 Cash and cash equivalents                               140,546         107,577         121,464
 Restricted cash (current and long-term)                  22,705          28,432          22,498
 Restricted cash in discontinued operations                    -           2,363           2,010
 Short-term debt and current portion of long-term debt  (23,355)        (16,418)        (24,406)
 Capital lease obligations (current and long-term)      (16,901)        (38,605)        (33,700)
 Long-term debt                                        (611,531)       (903,380)       (922,134)
------------------------------------------------     -----------      ----------      ----------
      Total                                          $ (488,536)     $ (820,031)     $ (828,677)
------------------------------------------------     -----------      ----------      ----------


                  PGS UNAUDITED N GAAP FINANCIAL STATEMENTS
The following supplemental Statements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows are based on Norwegian GAAP (N GAAP) and filed with Oslo Stock Exchange to comply with statutory requirements. The financial statements have been prepared based on the same N GAAP accounting policies used for and disclosed in the Company's N GAAP financial statements for 2005.

As previously reported, the financial statements prepared in accordance with N GAAP are different from those prepared in accordance with U.S. GAAP in certain material respects. Under fresh-start reporting, adopted effective November 1, 2003 for U.S. GAAP reporting purpose, the Company recorded assets and liabilities at estimated fair values creating a large number of differences compared to N GAAP financial statements, which are on an historical cost basis. In addition there are certain other differences in accounting policies, including different impairments rules and different criteria for hedge accounting.




               CONSOLIDATED STATEMENTS OF OPERATIONS  -  N GAAP

------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
                                                       Unaudited       Unaudited       Unaudited       Unaudited           Unaudited
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
 Revenues                                             $  310,420      $  222,958      $  621,363      $  412,807          $  888,263
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
 Cost of sales                                           148,813         122,119         305,995         237,158             500,843
 Research and development costs                            4,502           2,212           7,822           4,730               9,918
 Selling, general and administrative costs                14,620          15,377          28,566          29,170              55,392
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Operating expenses before depreciation, amortization,
        impairment (reversal) of long-lived assets, loss on
        sale of subsidiary and other operating (income)
        expense, net                                     167,935         139,708         342,383         271,058             566,153
 Depreciation and amortization                            52,624          37,820          82,966          75,118             233,686
 Impairment (reversal) of long-lived assets                    -               -               -               -            (93,459)
 Loss on sale of subsidiary                                    -               -               -                               1,294
 Other operating (income) expense, net                         -               -               -               -             (8,847)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Operating profit                                    89,861          45,430         196,014          66,631             189,436
 Income (loss) from associated companies                       -            (15)               6            (15)                  33
 Interest expense                                       (17,981)        (23,606)        (36,373)        (50,072)            (96,283)
 Debt redemption and refinancing costs                         -         (3,500)               -         (3,500)           (107,315)
 Other financial items, net                                3,309            (76)           1,344           4,462             (1,902)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
 Income before income tax expense (benefit)               75,189          18,233         160,991          17,506            (16,031)
 Income tax expense (benefit)                             26,700           1,506          41,523          10,301                 928
 Income from discontinued operations, net of tax            (28)           4,770           6,376          73,005             396,033
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      NET INCOME                                       $  48,461       $  21,497       $ 125,844       $ 180,210          $  379,074
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Herof minority interest                                $   1,723       $   1,796       $   1,780       $   2,112           $   4,038
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Herof majority interest                                $  46,738       $  19,701       $ 124,064       $ 178,098          $  375,036
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


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                                                                         Page 20

                   CONSOLIDATED BALANCE SHEETS  -  N GAAP


------------------------------------------------------------------------------------------------
                                                                June 30,            December 31,
                                                     ---------------------------   -------------
                                                            2006            2005            2005
                                                       Unaudited       Unaudited       Unaudited
------------------------------------------------     -----------      ----------      ----------
                                                             (In thousands of dollars)
 ASSETS
 Long-term assets:
      Multi-client library, net                       $  127,675      $  231,582      $  137,000
      Other long-lived intangible assets                   1,806           1,883           1,982
      Deferred tax assets                                  2,000               -          20,000
      Property and equipment, net                        497,638         373,618         481,666
      Oil and natural gas assets, net                        923               -              98
      Restricted cash                                     10,014          10,014          10,014
      Investments in associated companies                    164             287             282
      Other financial assets                              30,384          16,359          29,896
------------------------------------------------     -----------      ----------      ----------
 Total long-term assets                                  670,604         633,743         680,938
------------------------------------------------     -----------      ----------      ----------
 Current assets:
      Accounts receivable, net                           403,189         186,541         247,819
      Assets of discontinued operations                        -         724,102         893,835
      Other current assets                                66,607          37,354          55,602
      Shares available for sale and investments
        in securities                                      5,527           8,394          13,222
      Restricted cash                                     12,691          18,418          12,484
      Cash and cash equivalents                          140,546         107,577         121,464
------------------------------------------------     -----------      ----------      ----------
 Total current assets                                    628,560       1,082,386       1,344,426
------------------------------------------------     -----------      ----------      ----------
      Total assets                                   $ 1,299,164     $ 1,716,129     $ 2,025,364
------------------------------------------------     -----------      ----------      ----------

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Shareholders' equity:
      Paid in capital:
        Common stock; 60,000,000 shares authorized, issued and
          outstanding, par value NOK 8, at June 30, 2006 and
          60,000,000 shares authorized, issued and outstanding, par
          value NOK 10, at June 30, 2005 and
          December 31, 2005                           $   68,571      $   85,714      $   85,714
      Additional paid in capital                         230,061         287,576         287,576
------------------------------------------------     -----------      ----------      ----------
        Total paid in capital                            298,632         373,290         373,290
      Other equity                                        25,575         103,619         298,601
      Minority interest                                        -           1,261           1,049
------------------------------------------------     -----------      ----------      ----------
 Total shareholders' equity                              324,207         478,170         672,940
------------------------------------------------     -----------      ----------      ----------
 Debt:
      Accruals for long-term liabilities:
      Deferred tax liabilities                               623           5,228             497
      Other long-term liabilities                         59,955          64,384          57,195
------------------------------------------------     -----------      ----------      ----------
 Total accruals for long-term liabilities                 60,578          69,612          57,692
------------------------------------------------     -----------      ----------      ----------
      Other long-term debt:
      Long-term capital lease obligations                 10,200          15,936          13,205
      Long-term debt                                     611,531         903,380         922,134
------------------------------------------------     -----------      ----------      ----------
 Total other long-term debt                              621,731         919,316         935,339
------------------------------------------------     -----------      ----------      ----------
 Current liabilities:
      Short-term debt and current portion of
        long-term debt                                    23,355          16,418          24,406
      Current portion of capital lease obligations         6,701          22,669          20,495
      Debt and other liabilities of discontinued
        operations                                             -          72,134          91,073
      Accounts payable                                    62,072          36,356          59,367
      Accrued expenses                                   155,179          86,342         136,679
      Income taxes payable                                44,344          15,112          26,318
      Deferred tax liability                                 997               -           1,055
------------------------------------------------     -----------      ----------      ----------
 Total current liabilities                               292,648         249,031         359,393
------------------------------------------------     -----------      ----------      ----------
      Total liabilities and shareholders' equity     $ 1,299,164     $ 1,716,129     $ 2,025,364
------------------------------------------------     -----------      ----------      ----------


--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF CASH FLOWS  -  N GAAP


------------------------------------------------------------------------------------------------------------------------------------
                                                             Quarter ended                 Six months ended               Year ended
                                                                June 30,                        June 30,                December 31,
                                                     ---------------------------      --------------------------          ----------
                                                            2006            2005            2006            2005                2005
                                                       Unaudited       Unaudited       Unaudited       Unaudited           Unaudited
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
                                                                             (In thousands of dollars)
 Cash flows (used in) provided by operating activities:
 Net income, majority interest                        $   46,738      $   19,701      $  124,064      $  178,098          $  375,036
 Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization charged to
        expense                                           60,363          47,734         103,931         101,857             280,173
      Non-cash impairments, net and net gain on sale
        of subsidiaries                                        -             493               -       (150,601)           (462,801)
      Non-cash write-off of deferred debt issue costs          -               -               -               -                 363
      Non-cash other operating (income) expense, net           -               -               -               -              13,643
      Premium on debt redemption and cost of
        refinancing expensed                                   -               -               -               -             106,952
      Provision (benefit) for deferred income taxes        9,272           4,863          18,068             562            (23,116)
      Changes in current assets, current liabilities
        and other                                        (6,484)        (56,309)        (57,368)        (41,722)            (14,256)
      (Gain) loss on sale of assets                        (171)           2,053         (1,883)           3,913               1,720
      Net (increase) decrease in restricted cash
        related to discontinued operations                 2,518           (834)           2,010           (145)                 208
      Net (increase) decrease in restricted cash           3,771           5,471           (207)           4,841               1,134
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
 Net cash provided by operating activities               116,007          23,172         188,615          96,803             279,056
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
 Cash flows (used in) provided by investing activities:
      Investment in multi-client library                (21,541)        (20,955)        (31,561)        (30,820)            (55,667)
      Capital expenditures                              (37,829)        (21,921)        (57,273)        (36,962)            (90,376)
      Capital expenditures on discontinued operations          -               -        (35,018)           (114)               (114)
      Net proceeds from sale of subsidiaries/demerger    269,805               -         281,382         155,154             155,356
      Other items, net                                      (84)           (202)           1,946           (530)               1,300
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
 Net cash (used in) provided by investing activities     210,351        (43,078)         159,476          86,728              10,499
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
 Cash flows (used in) provided financing activities:
      Proceeds from issuance of long-term debt                 -               -               -               -             850,000
      Repayment of long-term debt                      (307,998)       (182,817)       (311,435)       (184,320)         (1,009,152)
      Principal payments under capital leases            (1,584)        (17,732)        (17,355)        (20,134)            (25,700)
      Net increase (decrease) in bank facility and
        short-term debt                                       85           (526)           (219)           (862)                 712
      Premium on debt redemption and deferred debt
        issue costs                                            -               -               -               -           (116,813)
      Other items, net                                                   (3,500)                         (3,500)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
 Net cash used in financing activities                 (309,497)       (204,575)       (329,009)       (208,816)           (300,953)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
 Effect of exchange rate changes on cash                       -            (70)               -            (80)                (80)
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
      Net increase (decrese) in cash and
        cash equivalents                                  16,861       (224,551)          19,082        (25,365)            (11,478)
      Cash and cash equivalents at beginning
        of period                                        123,685         332,128         121,464         132,942             132,942
------------------------------------------------     -----------      ----------      ----------       ---------          ----------
Cash and cash equivalents at end of period            $  140,546      $  107,577      $  140,546      $  107,577          $  121,464
------------------------------------------------     -----------      ----------      ----------       ---------          ----------


--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    August 1, 2006                           /s/ CHRISTOPHER MOLLERLOKKEN
------------------------               -----------------------------------------
        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager